April 16, 2019

VIA EDGAR

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	New Residential Investment Corp.
Form 10-K for the fiscal year ended December 31, 2018
Filed February 19, 2019
File No. 001-35777

Dear Mr. Telewicz,

On behalf of New Residential Investment Corp. (the “Company” or “New Residential”), the undersigned submits this letter in response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated March 20, 2019, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on February 19, 2019 (the “2018 10-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comment in italics below.  In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2018 10-K.

Form 10-K for fiscal year ended December 31, 2018

Notes to Consolidated Financial Statements
5. Investments in Mortgage Servicing Rights and Mortgage Servicing Rights Financing Receivables

Ocwen Transaction, page 151

1.
We note your disclosure that substantially all of the risks and rewards inherent in owning the MSRs had not been transferred to NRM. We further note any interests already held by New Residential were reclassified from Excess MSRs, at fair value and Servicer advance investments, at fair value to MSR financing receivables, at fair value and Servicer advances receivable. Please tell us the authoritative accounting literature management relied upon to account for this reclassification. In your response, please address why the purchase agreement would impact the accounting for the assets already held by New Residential.

Response

We respectfully inform the Staff that management relied upon the authoritative accounting literature in Accounting Standards Codification (“ASC”) 470-50-40, 845-30-1 and 860-50-40 in its determination of the appropriate accounting.  While we referred to a reclassification of previously held assets within our disclosure of the Ocwen Transaction, the transaction represents a settlement of an existing agreement and execution of a new agreement. As discussed in further detail below, the agreements executed between New Residential and Ocwen in July 2017 and January 2018, respectively, combined with the Fee Restructuring Payment made to Ocwen in January 2018, settled the agreement associated with the original investments (Excess MSRs and Servicer Advances, at fair value) and introduced new agreements. We will revise our future periodic filings to describe the Ocwen Transaction as settlement of the prior agreement and execution of a new agreement rather than as a reclassification.

Mr. Robert F. Telewicz, Jr.
U.S. Securities and Exchange Commission
April 16, 2019

On July 23, 2017, Ocwen and New Residential, through its licensed mortgage servicer subsidiary NRM, entered into a Master Agreement and Transfer Agreement for the transfer of ownership of the MSRs related to the HLSS Servicer Advance Investment as contemplated by the original Master Servicing Rights Purchase Agreement with HLSS. In addition, as part of the Master Agreement, New Residential agreed to purchase from Ocwen the remaining economics associated with the MSRs acquired through the HLSS Acquisition (i.e., servicing fee collections beyond the basic fee) for a maximum purchase price of approximately $364 million.  In connection with the Master Agreement, NRM simultaneously entered into a Subservicing Agreement with Ocwen (“Subservicing Agreement”) to continue performing all servicing and advancing functions on MSRs to be transferred in accordance with the Master and Transfer Agreements.

On January 18, 2018, in connection with the Master Agreement, New Residential entered into an agreement with Ocwen regarding its rights to MSRs (the “New Ocwen RMSR Agreement”), including a servicing addendum thereto (the “Ocwen Servicing Addendum”), and Amendment No. 1 to Transfer Agreement (the “New Ocwen Transfer Agreement”). In conjunction with the execution of these new agreements, NRM made a lump-sum “Fee Restructuring Payment” of $279.6 million to Ocwen, which together resulted in a new investment structured as a transfer of the full interests and economics of the related MSRs as follows:

•
Introduced NRM as a party to the agreements, which, unlike HLSS Holdings and HLSS MSR-EBO, is a licensed mortgage servicer capable of obtaining the required consents to become named servicer on the MSRs;

•	Transitioned Ocwen’s primary role on the servicing portfolio from MSR owner to subservicer;
•	Increased the New Residential economics beyond its previous servicing fee strip relating to excess MSRs and the basic fee component to all servicing fees;
•
Eliminated the Monthly Servicing Fee, which was based on a percentage of servicing fees collected, and Performance Fee payable to Ocwen and replaced them with a monthly subservicing fee based on the product of 13 basis points and UPB, thereby eliminating the legacy compensation structure, which previously economically linked the obligation to fund servicer advances and the basic fee component; and,

•
Provided New Residential with additional control over the servicing practices of Ocwen in accordance with the Ocwen Servicing Addendum and Subservicing Agreement (e.g., advance policy, loss mitigation practices and subservicing performance triggers).

As a result, the Company concluded that upon execution of the New Ocwen RMSR Agreement, including the Fee Restructuring Payment to Ocwen, the original agreements that supported the legacy accounting for the HLSS Servicer Advance Investment, including the basic fee component, and Excess MSRs (per the Company’s response to the Staff’s comment number 2 in its correspondence filed with the Commission on January 28, 2016), were settled and superseded. This warranted termination of the existing accounting for the Servicer Advances as a separate unit of account from the related MSR and implementation of accounting for the New Ocwen RMSR Agreement.  The accounting conclusions are summarized below.

HLSS Servicer Advance Investment and Excess MSRs

The Company noted that the transition or transformation of financial instruments to servicing assets is not directly addressed within the FASB’s Accounting Standards Codification, however, as the Company settled its original investment and effectively exchanged one asset for another asset, the Company considered the guidance in both ASC 470-50 and  845-30.

Mr. Robert F. Telewicz, Jr.
U.S. Securities and Exchange Commission
April 16, 2019

The guidance in ASC 470-50, which while specific to modification and exchanges of debt instruments, addresses whether an existing instrument should be derecognized and replaced with a new instrument. Per ASC 470-50-40-10, from the debtor’s perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a non-troubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.

The Company applied the 10 percent cash flow test in accordance with ASC 470-50-40-12, including the consideration of the “Fee Restructuring Payment”, and noted that the net present value of the cash flows associated with the MSRs and Servicing Advance Receivables recognized was greater than 10 percent of the cash flows associated with the Investment in Servicer Advances and Excess MSRs. The Company views this as further support for the conclusion that assets have been settled and a new agreement established akin to a debt extinguishment per ASC 470-50-40-2.

Given that the Company already held these assets, the Company analogized to the guidance in ASC 845-30-1, despite not addressing financial assets, that the cost of an exchange of assets is the fair value of the asset surrendered (Servicer Advances, Excess MSRs and Fee Restructuring Payment) to obtain the new asset and that a gain or loss shall be recognized for any difference between the cost and fair value of the new asset obtained on the exchange and disposition of the asset.

New Ocwen RMSR Agreement

As discussed above, the New Ocwen RMSR (pursuant to the New Ocwen RMSR Agreement) and related Fee Restructuring Payment to Ocwen were designed to provide New Residential with the interests and economics of an MSR servicing asset owner regardless of whether a contractual transfer of servicing occurred.  As a result, the Company determined that the New Ocwen RMSR should be analyzed as a transfer of servicing assets based on the guidance in ASC 860-50-40 to determine whether the requirements for sale accounting were achieved.

The Company determined that the transfer did not meet the criteria for sale accounting based on two factors: 1) the required approvals had not been obtained and 2) the terms of the subservicing contract with Ocwen, specifically an inability to cancel or decline to renew within a reasonable period of time, resulted in Ocwen retaining some of the risk and rewards of ownership.  As a result, the Company concluded that Ocwen’s transfer of MSRs to NRM did not achieve the criteria in ASC 860-50-40 to qualify as a sale and the transfer would be accounted for as a financing receivable from Ocwen (“MSR Financing Receivable”) secured by the New Ocwen RMSR collateral.  In accordance with the Company’s accounting policy, at acquisition, the Company elected the fair value option in ASC 825-10-45-2 to measure the MSR Financing Receivable servicing asset at fair value based on the present value of estimated future cash flows and recorded the acquired Servicing Advance Receivable at fair value.

* * *

Please contact the undersigned at (212) 798-6119 should you require further information or have any questions.

Very truly yours,

/s/ Nicola Santoro, Jr.
Nicola Santoro, Jr.
Chief Financial Officer

cc:	Jennifer Monick, Assistant Chief Accountant, U.S. Securities and Exchange Commission
Jeffrey Lewis, Staff Accountant, U.S. Securities and Exchange Commission